APPENDIX A:
INVESTMENT RISKS

CHANGES IN ECONOMIC CONDITIONS COULD HURT PIZZA N BREW

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Pizza N Brew's financial performance or ability to continue to operate. In the event Pizza N Brew ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Pizza N Brew to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Pizza N Brew competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Pizza N Brew's core business or the inability to compete successfully against the with other competitors could negatively affect Pizza N Brew's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Pizza N Brew's management or vote on and/or influence any managerial decisions regarding Pizza N Brew. Furthermore, if the founders or other key personnel of Pizza N Brew were to leave Pizza N Brew or become unable to work, Pizza N Brew (and your investment) could suffer substantially.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Pizza N Brew might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Pizza N Brew is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Pizza N Brew nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

LACK OF ONGOING INFORMATION

Pizza N Brew will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Pizza N Brew is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Pizza N Brew will carry some insurance, Pizza N Brew may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Pizza N Brew could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Pizza N Brew's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Pizza N Brew needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Pizza N Brew is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Pizza N Brew fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Pizza N Brew, and the revenue of Pizza N Brew can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Pizza N Brew to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.